IMMURON LIMITED

Suite 1, 1233 High Street

Armadale, Victoria, Australia 3143

May 25, 2017

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Attn: Suzanne Hayes, Esq.

Assistant Director

Re:         Immuron Limited

Registration Statement on Form F-1

File No. 333-215204 (the “Registration Statement”)

Ladies and Gentlemen:

The undersigned respectfully requests that the acceleration request submitted by the Company on May 25, 2017, requesting effectiveness for the Registration Statement, be cancelled.

Should you have any questions regarding the foregoing, please do not hesitate to contact our counsel Darrin Ocasio, Esq. of Sichenzia Ross Ference Kesner LLP at (212) 930-9700.

Very truly yours,
IMMURON LIMITED

By:	/s/ Thomas Liquard
Thomas Liquard, Chief Executive Officer